FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of August 2004

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Item 1. Financial Statements

Condensed Consolidated Statements of Income

	(In thousands of euros, except share and per share data)
	Three months ended
	March 31, 2004	March 31, 2003
	(unaudited)
Net sales	197,289	154,234
Cost of sales	(136,041)	(116,580)

Gross Profit	61,248	37,654

Research and development expenses	(16,105)	(18,947)
Selling and marketing expenses	(24,230)	(25,497)
General and administrative expenses	(16,141)	(20,539)
Restructuring expenses	188	(3,199)

Operating income (loss) before goodwill amortization and impairment	4,960	(30,528)

Goodwill amortization and impairment	(1,903)	(5,129)

Operating income (loss)	3,057	(35,657)

Financial income (expense), net	1,333	2,488
Other income (expense), net	(2,585)	(3,653)

Income (loss) before taxes	1,805	(36,822)

Income tax expense	(1,475)	(1,100)

Net income (loss)	330	(37,922)

Net income (loss) per share
Basic	0.00	(0.06)
Diluted	0.00	(0.06)

Shares used in net income (loss) per share calculation
Basic	606,009,196	605,701,023
Diluted	622,552,102	605,701,023

The accompanying notes are an integral part of these condensed financial statements	2

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Condensed Consolidated Balance Sheets

	(in thousands of euros)
	March 31,	December 31,
	2004	2003
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	384,571	390,684
Trade accounts receivable, net	142,820	154,727
Inventory, net	112,343	98,673
Other current assets	73,744	82,675
Total current assets	713,478	726,759

Non-current assets:
Property, plant and equipment, net	169,413	175,706
Goodwill, net	36,365	37,727
Other non-current assets	131,837	113,047
Total non-current assets	337,615	326,480

Total assets	1,051,093	1,053,239

Liabilities
Current liabilities:
Accounts payable	100,421	95,582
Accrued liabilities and other	121,100	135,505
Current obligations under capital leases	5,907	5,928
Total current liabilities	227,428	237,015

Non-current liabilities:
Long-term obligations under capital leases	38,419	38,893
Other non-current liabilities	77,801	70,246
Total non-current liabilities	116,220	109,139

Minority interest	12,918	12,073

Shareholders’ equity
Ordinary shares	128,545	127,889
Paid in capital	1,030,980	1,028,849
Retained earnings	(463,891)	(464,221)
Other comprehensive income	968	4,570
Less, cost of treasury shares	(2,075)	(2,075)
Total shareholders’ equity	694,527	695,012

Total liabilities and shareholders’ equity	1,051,093	1,053,239

The accompanying notes are an integral part of these condensed financial statements	3

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)
	Three months ended March 31,
	2004	2003
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	330	(37,922)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	15,182	20,352
Change in other non-current liabilities	(571)	(260)
Gain on assets sold	510	454
Provision for income taxes	419	(393)
Other, net	911	(710)
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	14,128	16,933
Trade accounts payable and related current assets	5,560	3,641
Inventories	(10,129)	(2,286)
Value-added and taxes	8,231	7,352
Other, net	1,069	5,083
Restructuring reserve	(13,218)	(12,985)
Restricted cash on litigation	(21,952)	—

Net cash from (used in) operating activities	470	(741)

Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / (acquired)	—	114
Other investments	(1,692)	(817)
Purchase of property, plant and equipment	(3,963)	(2,681)
Purchase of other assets	(537)	(581)
Change in non-trade accounts payable and other current assets	(1,086)	(665)

Net cash used in investing activities	(7,278)	(4,630)

Cash flows from financing activities:
Proceeds from exercise of share options	1,288	—
Proceeds from sale-leaseback operations	957	—
Principal payments on obligations under capital leases	(1,458)	(540)
Increase (decrease) in bank overdrafts	(99)	769

Net cash provided by financing activities	688	229

Effect of exchange rate changes on cash	6	4,373
Net increase (decrease) in cash and cash equivalents	(6,119)	(5,142)
Cash and cash equivalents, beginning of period	390,684	417,226

Cash and cash equivalents, end of period	384,571	416,457

The accompanying notes are an integral part of these condensed financial statements	4

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Consolidated Statement of Changes in Shareholders’ Equity

	(in thousands of euros, except number of shares)
			Additional			Other
	Number of	Share	paid-in	Retained	Net income	comprehensive	Treasury
	shares	value	capital	earnings	(loss)	income	shares	Total
Balance at December 31, 2003	607,312,796	127,889	1,028,849	(303,114)	(161,107)	4,570	(2,075)	695,012

Prior year loss	—	—	—	(161,107)	161,107	—	—	—
Net income	—	—	—	—	330	—	—	330
Contribution of Gemplus SA shares to Gemplus International SA	—	634	(634)	—	—	—	—	—
Share issued by Gemplus SA persuant to shares options exerciced to be contributed	901,250	—	1,151	—	—	—	—	1,151
Share issued by Gemplus International SA persuant to shares options exerciced to be contributed	105,425	22	115	—	—	—	—	137
Minority shareholders’ contribution not resulting in a change of subsidiary ownership	—	—	1,499	—	—	—	—	1,499
Change in other comprehensive income	—	—	—	—	—	(3,602)	—	(3,602)

Balance at March 31, 2004 (unaudited)	608,319,471	128,545	1,030,980	(464,221)	330	968	(2,075)	694,527

The accompanying notes are an integral part of these condensed financial statements	5

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Notes to the Condensed Consolidated Financial Statements

1/     Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS), reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the “Company”) and its subsidiaries as of March 31, 2004, and the results of operations for the three-month periods ended March 31, 2004 and 2003. All material intercompany balances have been eliminated. Because all of the disclosures required by IFRS are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company’s annual report for the year ended December 31, 2003. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

2/     Inventories

Inventories are stated at the lower of cost or net realizable value, with cost being determined principally on the weighted average cost basis.

Inventory consists of the following:

	(in thousands of euros)
	March 31,	December 31,
	2004	2003
	(unaudited)
Raw materials and supplies	34,593	27,456
Work-in-process	70,484	67,066
Finished goods	14,056	10,158

Inventory, gross	119,133	104,680

Inventory allowance	(6,790)	(6,007)

Inventory, net	112,343	98,673

3/     Common control transactions

As at March 31, 2004, certain shares of Gemplus S.A. held mainly by employees have not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 1,198,950 shares, representing 0.20 % of the shareholdings of Gemplus International S.A., which in total was represented by 608,319,471 shares outstanding as at March 31, 2004.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

4/     Net income (loss) per share calculation

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided in the following table:

	(in thousands of euros, except shares data)
	Three months ended March 31,
	2004	2003
	(unaudited)
Basic and diluted net income (loss) — numerator	330	(37,922)

Shares used in basic net income (loss) per share calculation:
Weighted average number of common shares outstanding	607,480,575	632,735,142
Weighted average number of treasury shares	(1,471,379)	(27,034,119)

Weighted average number of common shares outstanding	606,009,196	605,701,023

Dilutive effect of stock options	16,542,906	707,712
Weighted average diluted number of shares outstanding	622,552,102	606,408,735

Shares used in diluted net income (loss) per share	622,552,102	605,701,023

Basic net income (loss) per share	0.00	(0.06)
Diluted net income (loss) per share	0.00	(0.06)

5/     Segment reporting

In 2004, the Company realigned its reporting segment in three operating segment: (i) Telecommunications segment, (ii) Financial Services segment, and (iii) Identity and Security segment, accordingly to its new operating structure.

The Telecommunications segment remains unchanged and includes the Wireless products and services, comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services), prepaid phone cards and scratchcards.

The former Financial Services and Security segment has been divided into:

➢	the Financial Services segment, comprising systems and services based on chip card technology for applications such as financial services, retail, transport, pay-TV, as well as magnetic stripe plastic cards for all applications;

➢	the Identity and Security segment, comprising systems and services based on chip card technology for applications such as national ID, healthcare, driver’s license, car registration, passport & visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

These three segments have a different customer base, and each of them has separate financial information available. The management evaluates these segments regularly, decides how to allocate resources and assesses performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

The following tables present selected data for the three-month periods ended March 31, 2004 and 2003:

	(in thousands of euros)
	Three months ended
	March 31,
	2004	2003
	(unaudited)
Net sales
Telecommunications	146,593	109,720
Financial Services	40,372	36,272
Identity and Security	10,324	8,242

Net sales	197,289	154,234

Gross profit
Telecommunications	49,701	30,871
Financial Services	9,151	5,300
Identity and Security	2,396	1,483

Gross profit	61,248	37,654

Research and development expenses	(16,105)	(18,947)
Selling and marketing expenses	(24,230)	(25,497)
General and administrative expenses	(16,141)	(20,539)
Restructuring expenses	188	(3,199)
Goodwill amortization and impairment	(1,903)	(5,129)

Operating income (loss)	3,057	(35,657)

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

The following is a summary of sales by geographic area for the three-month periods ended March 31, 2004 and 2003:

	(in thousands of euros)
	Three months ended
	March 31,
	2004	2003
	(unaudited)
Europe, Middle East and Africa	96,370	86,284
Asia	53,120	38,538
Americas	47,799	29,412

Net sales	197,289	154,234

6/     Ordinary shares

As mentioned in Note 3, as at March 31, 2004, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 1,198,950 shares, representing 0.20 % of the shareholdings of Gemplus International S.A., which in total was represented by 608,319,471 shares outstanding as at March 31, 2004.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

7/     Restructuring

Following the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two additional restructuring and rationalization programs in 2002, one on February 6 (the “second restructuring program”), and the other on December 9 (the “third restructuring program”).

During the first quarter 2004, the Company recorded a total pre-tax restructuring net profit of € 188 thousand in its Consolidated Statement of Income, mainly related to the second restructuring program.

First restructuring program (announced on May 2, 2001)

During the first quarter 2004, the Company did not record any restructuring charge with respect to the first restructuring program. The remaining reserve of € 898 thousand is a provision for ongoing rents for closed sites, mainly in the United States of America and Germany.

Second restructuring program (announced on February 6, 2002)

During the first quarter 2004, the Company recorded a net restructuring reverse of € 448 thousand with respect to the second restructuring program. We could sign a contract to sub-lease an unused facility that led us to partially reverse an amount of € 554 thousand related to a provision previously accrued. At the same time, a non-cash expense of € 106 thousand was booked related to assets write off. As a part of the second restructuring program, the employment of 1,161 employees was terminated in 2002 and 157 in 2003. The total net charge of the second restructuring program amounts € 80,496 thousand and represents:

➢	€ 14,055 thousand of fixed assets write down without any cash impact,

➢	€ 66,441 thousand with cash impact linked to worldwide rationalization of manufacturing plants and sales offices, reduction of the workforce and legal and professional fees.

The remaining reserve of € 9,278 thousand is a provision for ongoing rents for closed sites and for payment obligations for employee terminations.

Third restructuring program (announced on December 9, 2002)

During the first quarter 2004, linked to the worldwide rationalization of manufacturing plants and sales offices, the Company recorded a € 260 thousand restructuring net charge with respect to the third restructuring program. Since December 2002 (including the 2002 fourth quarter), the total of the restructuring program amounts to € 69,689 thousand and represents:

➢	€ 48,421 thousand in respect of payment obligations for employee termination,

➢	€ 14,029 thousand for write-down of intangible and fixed assets without any cash impact,

➢	€ 4,465 thousand in respect of rationalization of manufacturing plants and sales offices,

➢	€ 2,774 thousand in respect of legal and professional fees and the transfer of contracts to partners.

The employment of 813 employees was terminated as a part of the third restructuring program including 777 people who left the company in 2003 and 36 during the last quarter. 128 remaining people will leave the company in 2004 and 2005.

The remaining reserve of € 15,659 thousand is a provision for ongoing rents for closed sites and for payment obligations for employee termination.

The Company anticipates that approximately € 15 million in additional expenses will be required to complete this restructuring program; these expenses will be recognized when a detailed formal plan exist and the main features of the plan are announced.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Restructuring activity at the end of March 2004 was as follows:

	(in thousands of euros)
	Reduction of workforce
	and other cash	Non-cash write-offs of
FIRST restructuring program	outflows	assets	Total
2001 restructuring charge	22,022	6,444	28,466
Amounts utilized in 2001	(15,466)	—	—
Exchange rate differences	(379)	—	—
Restructuring reserve as at December 31, 2001	6,177	—	—

2002 restructuring charge	1,514	—	1,514
Amounts utilized in 2002	(5,492)	—	—
Exchange rate differences	(141)	—	—
Restructuring reserve as at December 31, 2002	2,058	—	—

2003 restructuring charge	89	—	89
Amounts utilized in 2003	(881)	—	—
Exchange rate differences	(263)	—	—
Restructuring reserve as at December 31, 2003	1,003	—	—

First quarter 2004 restructuring charge	—	—	—
Amounts utilized in first quarter 2004	(121)	—	—
Exchange rate differences	16	—	—
Restructuring reserve as at March 31, 2004	898	—	—

	(in thousands of euros)
	Reduction of workforce
	and other cash	Non-cash write-offs of
SECOND restructuring program	outflows	assets	Total
2002 restructuring charge	66,919	13,889	80,808
Amounts utilized in 2002	(27,446)	—	—
Exchange rate differences	(868)	—	—
Restructuring reserve as at December 31, 2002	38,605	—	—

2003 restructuring charge	246	60	306
Release of unused provision	(170)	—	(170)
Amounts utilized in 2003	(27,247)	—	—
Exchange rate differences	(817)	—	—
Restructuring reserve as at December 31, 2003	10,617	—	—

First quarter 2004 restructuring charge	—	106	106
Release of unused provision	(554)	—	(554)
Amounts utilized in first quarter 2004	(857)	—	—
Exchange rate differences	72	—	—
Restructuring reserve as at March 31, 2004	9,278	—	—

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

	(in thousands of euros)
	Reduction of workforce
	and other cash	Non-cash write-offs of
THIRD restructuring program	outflows	assets	Total
2002 restructuring charge	755	6,926	7,681
Amounts utilized in 2002	(443)	—	—
Restructuring reserve as at December 31, 2002	312	—	—

2003 restructuring charge	54,848	9,455	64,303
Release of unused provision	—	(2,555)	(2,555)
Amounts utilized in 2003	(27,791)	—	—
Exchange rate differences	(50)	—	—
Restructuring reserve as at December 31, 2003	27,319	—	—

First quarter 2004 restructuring charge	83	177	260
Release of unused provision	—	—	—
Amounts utilized in first quarter 2004	(11,782)	—	—
Exchange rate differences	39	—	—
Restructuring reserve as at March 31, 2004	15,659	—	—

	(in thousands of euros)
	Reduction of workforce
	and other cash	Non-cash write-offs of
TOTAL restructuring activity	outflows	assets	Total
Total restructuring charge (credit) first quarter 2004	(471)	283	(188)

Total 2003 restructuring charge	55,013	6,960	61,973

Total 2002 restructuring charge	69,188	20,815	90,003

Total 2001 restructuring charge	22,022	6,444	28,466

Total Restructuring reserve as at March 31, 2004	25,835	—	—

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

8/     Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in-capital in the shareholders’ equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at March 31, 2004 and December 31, 2003, respectively, were as follows:

	(in thousands of euros)
	March 31, 2004	December 31, 2003
	(unaudited)
Cumulative translation adjustment	(3,287)	(6,460)
Net unrealized gain on hedging instruments qualifying as effective	4,255	11,030

Cumulative other comprehensive income	968	4,570

The components of comprehensive income for the three-month periods ended March 31, 2004 and 2003, respectively, were as follows:

	(in thousands of euros)
	Three months ended
	March 31,
	2004	2003
	(unaudited)
Net income (loss)	330	(37,922)

Change in cumulative translation adjustment	3,173	1,438
Change in fair value of derivatives qualifying as effective hedging instruments	(6,775)	774

Change in cumulative other comprehensive income	(3,602)	2,212

Comprehensive net loss	(3,272)	(35,710)

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

9/     Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IFRS and US GAAP are presented below:

	(in thousands of euros, except share and per share data)
	Three months ended
	March 31,
	2004	2003
	(unaudited)
Net income (loss) in accordance with IFRS	330	(37,922)

Share options accounting	10,407	6,133
Purchase consideration	—	(837)
Goodwill amortization and impairment	2,678	5,893
Other differences	—	(10)

Total differences between US GAAP and IFRS	13,085	11,179

Net income (loss) per US GAAP	13,415	(26,743)

Change in cumulative other comprehensive income in accordance with IFRS	(3,602)	2,212
Change in effect of IFRS/US GAAP adjustments on other comprehensive income	43	81

Other comprehensive income (loss), net of taxes	(3,559)	2,293

Comprehensive income (loss) per US GAAP	9,856	(24,450)

Net income (loss) per share per US GAAP
Basic	0.02	(0.04)
Diluted	0.02	(0.04)
Number of shares
Basic	606,009,196	605,701,023
Diluted	622,552,102	605,701,023

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

	(in thousands of euros)
	March 31,	December 31,
	2004	2003
	(unaudited)
Shareholders’ equity in accordance with IFRS	694,527	695,012

Reversal of restauration of impairement losses on long-lived assets	(2,555)	(2,555)
Non-recourse loans	(4,276)	(4,276)
Purchase consideration	(11,292)	(11,292)
Goodwill amortization and impairment	33,333	30,655
Effect of IFRS/US GAAP adjustments on other comprehensive income	(7,861)	(7,904)
Other differences	76	76
Deferred tax effect of US GAAP adjustments	363	363

Total difference between US GAAP and IFRS	7,788	5,067

Shareholders’ equity in accordance with US GAAP	702,315	700,079

10/     Presentation of the consolidated statement of income

The operating income (loss) would have been as follows under US GAAP:

	(in thousands of euros)
	Three months ended
	March 31,
	2004	2003
	(unaudited)
Operating income (loss) per IFRS	3,057	(35,657)

Goodwill amortization and impairment on consolidated subsidiaries	1,903	5,129
Purchase consideration	—	(837)
Share options accounting	10,407	6,133
Other differences	—	(10)

Operating income (loss) per US GAAP	15,367	(25,242)

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

11/     New accounting pronouncements under US GAAP

For the presentation of its consolidated net income and total shareholders’ equity under US GAAP, the Company adopted the following new standards:

SFAS 143

In July 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 146

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“SFAS 146”). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 makes a clear distinction between what constitutes a one-time benefit arrangement and what constitutes an ongoing benefit arrangement. For plans that are deemed to be ongoing benefit plans, the guidance in SFAS 112 should be followed. The guidance in SFAS 112 for ongoing benefit plans will apply to situations where there are statutory requirements for providing employee benefit arrangements. Under SFAS 112, a liability will be recorded when it is probable and reasonably estimable that a liability has been incurred. For employee termination benefits provided over and above statutory minimums that are not systematic in nature, the requirements in SFAS 146 are followed and the liability would be recorded when communication is made to employees, provided all other necessary criteria are met. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

SFAS 148

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock-based compensation in accordance with APB 25 and related interpretations and has applied the disclosure-only provisions of SFAS 148 in Note 31 of its Consolidated Financial Statements.

SFAS 149

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on “Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 150

In May 2003, FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The release establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. This statement reporting requirement shall be effective for financial instruments entered into or modified after May 31, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Adoption of this standard does not currently have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which addresses consolidation by business enterprises of variable interest entities (“VIEs”) either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support; or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. The new requirements of this Interpretation were effective immediately for new variable interest entities (VIEs) created after January 31, 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 “FIN 46R — Revised December 2003”) resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Company has performed a review of potential VIEs and has determined that it does not have any interests in VIEs as of the issuance of these financial statements. Adoption of FIN 46 in 2003 and the expected adoption of FIN 46R in 2004 does not currently have a material impact on the Company’s consolidated net income and total Shareholders’ equity under US GAAP.

Others

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF Issue No. 00-21”). This guidance requires companies with deliveries that include multiple revenue generating activities to separately value the revenues related to each element of the process and provides guidance on when and how to account for such arrangements. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

In May 2003, the EITF reached a consensus on EITF 01-8, “Determining whether an arrangement contains a lease”, relating to new requirements on identifying leases contained in contracts or other arrangements that sell or purchase products or services. The evaluation of whether or not an arrangement contains a lease within the scope of SFAS 13, “Accounting for leases”, should be based on the evaluation of whether an arrangement conveys the right to use property, plant and equipment. Purchaser’s arrangements which previously would have been considered service or supply contracts, but are now considered leases, could affect the timing of their expense recognition and the classification of assets and liabilities on their balance sheet as well as require footnote disclosure of lease terms and future minimum lease commitments. This consensus is effective prospectively for contracts entered into or significantly modified after July 1, 2003. The adoption of this EITF does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

12/     Related party transactions

On March 9, 2004, Apeera Inc. entered into a Share and Asset Purchase Agreement with Intuwave Ltd. by which the shares of Apeera France SAS, a wholly owned subsidiary of Apeera Inc., and certain assets were sold to Intuwave for a total consideration of € 4,000 thousand. GemVentures 1 N.V. and TPG Ventures, L.P., both shareholders of Apeera Inc., were parties to such agreement for the purposes of guaranteeing the obligations of Apeera Inc., in respect of the warranties and indemnities given by Apeera Inc. TPG Ventures, L.P. is managed by Texas Pacific Group, which is a shareholder of our company. Three of our directors are respectively managing partners and a principal of the Texas Pacific Group. The initial consideration, payable on completion, was to be satisfied by the issuance of shares to Apeera Inc., which designated, according to its liquidation and dissolution plan, GemVentures 1 N.V. and TPG Ventures, L.P. to receive the shares instead on March 31, 2004.

On March 31, 2004, GemVentures 1 N.V. entered into an investment agreement with Intuwave, its investors and managers, which provides for the investment of US$ 2,000 thousand in consideration for the issuance of shares in Intuwave. Both TPG Ventures, L.P. and GemVentures 1 N.V. are represented on Apeera Inc.’s board but GemVentures 1 N.V. abstained from voting with respect to the share and asset sale given its planned investment in Intuwave.

On March 31, 2004, Gemplus Trading S.A., indirectly a wholly owned subsidiary of our company and Certplus S.A., a company in which Gemplus Trading S.A. holds 80% of the shares, entered into an agreement with other investors and with Dassault Multimedia SAS for the creation of a new company in France to provide electronic certification services. As a result of this agreement, the assets of Certplus S.A. shall be contributed to the new company. In return Certplus S.A. shall receive approximately 16% of the shares of the new company. Thierry Dassault, who was one of the Company’s directors until April 27, 2004, shall become one of the directors and Chairman of the new company and Dassault Multimedia SAS, one of our shareholders of which Mr. Thierry Dassault is the president, shall contribute € 62,650 to the creation of the new company and receive 1% of the shares, and shall have a seat on the new company’s board (the board being composed of nine members). The agreement provides for Dassault Multimedia SAS to supply services to the new company in relation to its creation for the amount of € 80 thousand.

13/     Litigation

In 2000, one of our indirect subsidiaries made a loan to Dr. Lassus to assist Dr. Lassus to exercise stock options, pursuant to his then current terms of employment. Pursuant to an agreement dated December 19, 2001, as of January 10, 2002 Dr. Lassus resigned as Chairman of our board of directors and resigned from all other positions that he held with our company and any of our company’s affiliates, except for his position as a non-executive director of our company. As of January 10, 2002, Dr. Lassus was no longer an employee of our company or any of its affiliates. We have not yet received the guarantees of reimbursement (including a pledge of Dr. Lassus’s option shares) that Dr. Lassus was required to provide, inter alia, as confirmed in a letter agreement dated December 19, 2001. Although we recorded an expense of € 67.6 million effective June 30, 2002, following the write-down of the loan, we have not forgiven the loan. A special committee of our board of directors recommended that our indirect subsidiary initiate legal action to seek security for the loan and its repayment. Our board of directors agreed with the special committee’s recommendations, also based on the opinion of special independent legal counsel, and an ad hoc arbitration proceeding was commenced by our Company and its indirect subsidiary against Dr. Lassus in London, England, in January 2003. In April 2004, the tribunal issued a final award in favor of the company and its indirect subsidiary.

The arbitration tribunal rendered its decision finding unanimously in favor of Gemplus International S.A. and its indirect subsidiary. The arbitrators held that they had “no doubt” that there was a loan based upon “abundant evidence” and no contrary evidence of a gift or reward, and found Dr. Lassus in breach of his obligations. In its final award, the tribunal ordered Dr. Lassus to make repayment in full of the loan in the amount of € 71.9 million, plus interest of approximately € 7.0 million to date, attorneys’ fees and costs as well as the costs of the

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

arbitration, all in a total amount of approximately € 80.9 million as of today. Since the second quarter of 2002, Gemplus has maintained a provision for the entire principal of the loan plus accrued interest (less the severance liability), since the potential for any repayment of the loan would depend on the financial strength of Dr. Lassus which is uncertain.

Certain subsidiaries of Gemplus International S.A. are currently under tax audit, in Germany and Singapore. The Singapore affiliate has received a tax reassessment relating to the deductibility of financial expenses and this reassessment has been contested. The Company increased its tax provisions by € 1,925 thousand, at December 31st, 2003. Pursuant to an agreement with the UK Inland Revenue at the end of the first quarter 2004, the tax audit in the UK was closed with a tax reassessment of € 218 thousand. The closing of this UK tax audit had a positive effect on Group income in the first quarter 2004, resulting from a recapture of € 200 thousand of the tax provision.

In July 2004, Gemplus finalized an agreement with the French tax authority on its tax assessment in France. As previously disclosed, three French subsidiaries of the Group received a tax assessment in 2002 relating primarily to the fiscal years 1998 through 2000. This agreement did not have any material impact on the income tax expense of the first and second quarters of 2004, and generated an additional operating expense of € 0.8 million related to VAT and other tax liabilities in the second quarter 2004. Under the terms of this agreement, Gemplus will pay, most likely before the end of 2004, € 34 million of taxes related to corporate income tax and € 2.6 million of VAT and other tax liabilities. Those payments will allow the Company to ask for tax-loss carry-backs in an amount of € 22.8 million, which the Company should recover before the end of 2007. As a result, as at June 30, 2004, € 34 million of long-term liabilities have been reclassified as short-term liabilities.

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A., our main French subsidiary, and other parties alleging a breach of contract relating to the promotion of a smart card reading system and device in the area of casino slot machines. In June 2000, the Court found Gemplus S.A. liable for breach, ordered Gemplus S.A. to make a provisional payment of € 137 thousand as an advance on damages, and appointed an expert to make an analysis and provide a report on estimated actual damages. Gemplus S.A. appealed. In April 2003, the expert filed a preliminary report estimating actual damages within a range of € 10,975 thousand to € 14,944 thousand. Gemplus S.A. contested the expert’s preliminary report on various grounds, including absence of any substantial market for the products at issue. In August 2003, the expert transmitted to the parties his definitive report indicating that the amount estimated by him of the plaintiffs’ damages would be in the range of € 6,792 thousand to € 25,100 thousand. Gemplus S.A. maintained its position and contested the definitive report of the expert and the related estimate of damages, as well as the merits of this case, on various grounds. Gemplus S.A. maintained its positions and contested the definitive report of the expert and the related estimate of damages, as well as the merits of this case, on various grounds. Based on the expert’s report, on March 18, 2004, the Marseille Commercial Court ordered Gemplus S.A. to pay € 21,952 thousand to the plaintiffs. Gemplus S.A. filed an appeal on the merits. At the further request of Gemplus S.A., on April 2, 2004, the Aix-en-Provence Court of Appeal suspended the order of the Marseille Commercial Court directing Gemplus S.A. to make the payment to the plaintiffs, and instead, ordered Gemplus S.A. to make a cash deposit in the same amount into an escrow account by June 1, 2004, as security pending a decision on the appeal on the merits. On March 31, 2004, we recorded the amount of this deposit under the caption “Other Non-Current Assets” based on the anticipated timing of the resolution of this litigation. Although there can be no assurance of how the appellate court may rule or as to the amount of damages that could be assessed, based on the Company’s analysis and advice of counsel, we recorded a provision for this litigation of € 5,200 thousand in the 2003 Consolidated Statement of Income, and recorded such amount in our Consolidated Balance Sheet under the caption “Other Current Liabilities”. On March 31, 2004, we reclassified the amount of this provision in our Consolidated Balance Sheet to “Other Non-Current Liabilities” based on the anticipated timing of the resolution of this litigation.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

In addition to the litigations mentioned above, the Company is involved in litigation from time to time in the ordinary course of business. The Company believes that none of the ordinary course litigation in which it is currently involved will have a material adverse effect on its results of operations, liquidity or financial condition.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements reflecting management’s current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

•	trends in the wireless communication and financial services markets,

•	trends in the growth of mobile commerce, mobile banking and internet business,

•	the effect of the adoption of competing technologies in our target markets,

•	the profitability of our market expansion strategy,

•	our ability to develop and take advantage of new software and services,

•	our ability to develop and market new chip card technologies to meet market demands,

•	our ability to attract and maintain qualified executives and personnel,

•	our ability to manage our inventories of microprocessor chips,

•	challenges to or loss of our intellectual property rights regarding our chip card technology,

•	expected intense competition in our main markets,

•	our ability to implement our restructuring plans effectively, and

•	trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

OVERVIEW

During the first quarter 2004, sales continued to gain momentum across all business units. Net sales increased 27.9 % to € 197.3 million in the first quarter 2004, from € 154.2 million in the first quarter 2003. Moreover, after adjusting for currency fluctuations, net sales were up 38.8%. As a global business, operating in numerous currencies, changes in exchange rates of the euro may result in an increase or decrease in our consolidated net sales as reported in our financial statements. We provide this information to enable investors to follow the year-to-year changes in our operations with a focus on providing such information on our underlying business. We calculate the impact of currency variances by converting the figures from the current year as reported in their local currencies using the exchange rate for the previous year. After adjusting for currency fluctuations and on a geographic basis, Americas revenue rose by 90.8%, Asia was up 57.2% and Europe, Middle East and Africa up 12.8%.

Despite a decline in selling prices in certain markets, our gross margin increased by 6.6 percentage points to 31% in the first quarter 2004, compared to the first quarter 2003. This was mainly led by an improved product mix in wireless, a better efficiency in the supply chain and

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

the benefit of the restructuring programs.

Quarterly research & development, selling & marketing and general & administrative expenses have been cut by 13.1% year-on-year to
€ 56.5 million.

As a result, first quarter 2004 operating income before goodwill amortization and impairment improved by € 35.5 million compared to the first quarter 2003.

As expected, no restructuring expenses were booked during the first quarter 2004. The execution of the restructuring plan announced in December 2002 is on schedule with the final phase expected to start during the second quarter 2004, as previously announced. The Company implemented 36 redundancies during the first quarter 2004, leading to a net headcount reduction of 813 at the end of the quarter.

Net income for the first quarter 2004 is positive by € 0.3 million. It increased by € 38.2 million compared to the first quarter 2003, helped by the increase in operating income.

The Group cash position remains strong at € 384.6 million at March 31, 2004, down € 6.1 million compared to December 31, 2003. The net cash reduction mainly reflects restructuring cash outflows of € 12.8 million and the reclassification of € 22.0 million of cash to other non-current assets related to a litigation (see Note 13 — Litigation).

Results of Operations

Quarter ended March 31, 2004 compared to quarter ended March 31, 2003.

Net Sales

Net sales for the first quarter ended March 31, 2004, amounted to € 197.3 million, a 27.9% increase compared with net sales of € 154.2 million for the first quarter ended March 31, 2003. After adjusting for currency fluctuations, net sales increased by 38.8%.

The business segment reporting is being realigned according to the new 2004 operating structure. As previously reported, the Company has implemented a more efficient organization aimed at building closer relationships with customers in order to benefit from all market growth opportunities (see Note 5).

As we used to report in 2003, Telecommunication segment, which consists of Wireless products & services, comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services), prepaid phone cards and scratch cards, is maintained.

The former Financial and Security Services segment has been divided into:

•	the Financial Services segment, comprising systems and services based on chip card technology for applications such as financial services, retail, transport, pay-TV, as well as magnetic stripe plastic cards for all applications;

•	the Identity and Security segment, comprising systems and services based on chip card technology for applications such as national ID, healthcare, driver’s license, car registration, passport & visa, e-government secured services, physical and logical access control as well as smart card readers and interfacing technologies.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

The following table shows the breakdown of our net sales in the first quarter 2004 and 2003 by reporting segment.

Quarter ended March 31	2004	2003	% change

	(in millions of euros)
Telecommunications	146.6	109.7	34%
Financial Services	40.4	36.3	11%
Identity and Security	10.3	8.2	25%

Total	197.3	154.2	28%

Net sales in our Telecommunications segment increased significantly, from € 109.7 million in the first quarter of 2003 to € 146.6 million in the first quarter 2004. After adjusting for currency fluctuations, Telecommunications net sales increased by 45.5%. After adjusting for currency fluctuations, Telecommunication segment revenue was primarily driven by a 70.8 % increase in wireless product and services sales, amounting to € 127.2 million in the first quarter 2004 compared to € 81.1 million in the first quarter 2003. This was mostly attributable to a stronger demand for wireless products in our Telecommunications segment as our shipments of SIM cards grew 69% to 60 million units in the first quarter 2004 reconfirming our leadership position. Demand from China was particularly strong. The Company continues to see strong demand for high-end cards in developed markets. Shipments of high-end cards (including 64 Kb and 3G) showed continuous improvement in several regions, particularly to major operators.

Price pressure continues to be a factor in the market place as a result of a very challenging competitive environment. However, wireless average selling price was up 2.7%, currency adjusted, reflecting continuous improvement of product mix over the last twelve months.

Net sales in Financial Services segment increased by 11%, from € 36.3 million in the first quarter 2003, to € 40.4 million in the first quarter 2004. After adjusting for currency fluctuations, Financial Services net sales increased by 18.7%. The revenue increase in our Financial Services segment was primarily due to the banking & retail market, driven by the migration from magnetic stripe to EMV(1) cards. Payment microprocessor card shipments rose 125% year-on-year with EMV migration gaining momentum. This quarter was the fifth consecutive quarter showing significant sequential revenue growth. Sales were mainly driven by the UK market, but were also supported by Continental Europe, South-East Asia and Latin America. Several large banks started to rollout Gemplus EMV cards during this quarter, in the UK, France, Turkey, Malaysia, and other countries.

(1)	EMV is the major payment card association, composed of Europay International, MasterCard International and Visa International.

Net sales in Identity and Security segment increased by 26%, from € 8.2 million in the first quarter 2003, to € 10.3 million in the first quarter 2004. After adjusting for currency fluctuations, Identity and Security net sales increased by 36%. The revenue increase in our Identity and Security segment was driven by the deployment of Government ID solutions in Oman and the United Arab Emirates. The Company sees a number of market opportunities, which confirms the growth potential of the Identity and Security market. Most of these opportunities are long term and would be unlikely to generate revenue before next year, due to the length of the sales cycle and extended deployment times.

We organize our operations into three geographic regions: EMEA (Europe, Middle East and Africa), Asia and the Americas. The following table breaks down our net sales among our three regions:

Quarter ended March 31	2004	2003	% change

	(in millions of euros)
EMEA	96.4	86.3	12%
Asia	53.1	38.5	38%
Americas	47.8	29.4	63%

Total	197.3	154.2	28%

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

After adjusting for currency fluctuations, Americas revenue rose by 90.8%. In the first quarter 2004, we experienced a significant increase in our Telecommunications sales in the United States, which was a dynamic region fueled by adoption of wireless communication systems that require SIM cards. Similar trend towards adoption of smart card-based technologies in Latin America is observed in the first quarter 2004. After adjusting for currency fluctuations, Asia was up 57.2% and EMEA up 12.8%.

Gross Profit

Gross profit increased 62.7% in the first quarter 2004 to € 61.2 million, from € 37.7 million in the first quarter 2003. Our gross margin increased in the first quarter 2004 to 31.0%, from 24.4% in the first quarter 2003. Despite the effect of continuous price pressure, gross margin increased by 6.6 percentage points, mainly driven by an improved business mix (i.e., weighted towards more wireless products and higher-end products), better efficiency in the supply chain and the benefit of our restructuring programs.

The following table breaks down our gross profit and gross margin by segment:

Quarter ended March 31	2004		2003

	in millions of	% of	in millions of	% of	% of change in
	euros	sales	euros	sales	Gross Profit
Telecommunications	49.7	33.9%	30.9	28.1%	61%
Financial Services	9.1	22.7%	5.3	14.6%	73%
Identity and Security	2.4	23.2%	1.5	18.0%	62%

Total	61.2	31.0%	37.7	24.4%	63%

The gross margin of our Telecommunications segment increased to 33.9% in the first quarter 2004, from 28.1% in the first quarter 2003. This increase resulted primarily from higher volumes of SIM cards shipped, better efficiency in the supply chain, favorable business mix and the benefit of our restructuring programs. The increase was lessened by the continuous price pressure in this segment compared to the same period of 2003.

The gross margin in our Financial Services segment increased to 22.7% in the first quarter 2004, from 14.6% in the first quarter 2003. This was primarily due to higher volumes shipped of microcontroller payment cards driven by EMV migration and the benefit of our restructuring programs.

The gross margin in our Identity and Security segment increased to 23.2% in the first quarter 2004, from 18.0% in the first quarter 2003. This was primarily due to a favorable business mix.

Operating Income (loss)

We recorded an operating income of € 3.1 million in the first quarter 2004, compared to an operating loss of € 35.7 million in the first quarter 2003. The first quarter 2004 operating income reflects the improvement of gross margin in all our business segments.

Moreover, the decrease of our operating expenses by 13% (excluding restructuring expenses and goodwill amortization and impairment), which represented € 56.5 million in the first quarter 2004 compared to € 65.0 million in the first quarter 2003, contributed to our operating income improvement. This reduction in our operating expenses reflects the benefit of our restructuring programs combined with other cost cutting initiatives. Our general and administrative expenses decreased by 21% to € 16.1 million in the first quarter 2004, from € 20.5 million in the same period of 2003. Our research and development expenses decreased by 15% to € 16.1 million in the first quarter 2004, compared to € 18.9 million in the same period of 2003. Our selling and marketing expenses also reduced by 5% to € 24.2 million in the first quarter 2004, from € 25.5 million in the first quarter 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Goodwill amortization and impairment amounted to € 1.9 million in the first quarter of 2004, compared to € 5.1 million in the first quarter of 2003. The decrease in 2004 of goodwill amortization is mainly explained by the goodwill related to the acquisition of Celocom Limited that was partially written-down later in 2003, following an impairment test.

Net financial income and expense

Net financial income and expense recorded in the first quarter of 2004 amount to a net income of € 1.3 million compared to a net income of € 2.5 million in the same quarter of 2003, reflecting both the decrease in interest rates and the lower cash level.

Other income and expense, net

We recorded a net other expense of € 2.6 million in the first quarter of 2004 compared to a net other expense of € 3.7 million for the same period in 2003. The net other expense in these quarter were primarily attributable to foreign exchange losses, minority interests and losses on investments.

Income tax expense

We recorded an income tax expense of € 1.5 million in the first quarter of 2004 compared to an income tax of € 1.1 million for the same period in 2003.

Net Income (loss)

We recorded a net income of € 0.3 million in the first quarter of 2004, or € 0.00 income per share, as compared to a net loss of € 37.9 million in the first quarter of 2003, or € 0.06 loss per share. This turnaround is due to an overall improvement of our operating income.

Liquidity and Capital Resources

Our financial position remained strong during the first quarter of 2004, cash and cash equivalents were € 384.6 million at March 31, 2004, as compared to € 390.7 million at December 31, 2003. In the first quarter 2004, net cash decreased mainly due to outlays to fund our restructuring program, meanwhile we used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

Operating activities generated € 0.5 million of cash during the first quarter 2004, as compared to € 0.7 million used during the first quarter 2003. Accounts payable as at March 31, 2004 increased by € 5.6 million as compared to December 31, 2003. Accounts receivable as at March 31, 2004 decreased by € 14.1 million as compared to December 31, 2003, reflecting the lower revenue levels in first quarter of the year 2004 as compared to the last quarter of the year 2003. Inventory levels as at March 31, 2004 increased by € 10.1 million as compared to December 31, 2003, but represent 85 days of supply compared to 82 days of supply at the end of December 2003. The first quarter 2004 was also impacted by € 12.8 million paid in connection with our restructuring programs as compared to € 16.2 million in the first quarter of 2003.

Net cash used in investing activities during the first quarter 2004 was € 7.3 million as compared to € 4.6 million used during the same period in 2003 primarily due to higher capital expenditures which were € 4.0 million in the first quarter 2004 as compared to € 2.6 million in the first quarter 2003, and other financial investments which were € 1.7 million during the first quarter 2004 as compared to € 0.8 million during the same period in 2003.

Financing activities generated € 0.7 million of cash during the first quarter of 2004, compared to € 0.2 million cash generated during the same period of 2003.

We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable near term and medium term liquidity needs. At March 31, 2004, cash and cash equivalents amounted to € 384.6 million.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Item 3.     Qualitative Disclosures About Market Risk

The Company has developed risk management guidelines that set forth its tolerance for risk and its overall risk management policies. The Company has also established processes to measure its exposure to foreign exchange risk and to monitor and control hedging transactions in a timely and accurate manner. Such policies are approved by the Company’s Audit Committee and reviewed annually. No market risk sensitive instruments are entered into for trading purposes. Foreign currency risk is our primary market risk exposure.

     Foreign exchange risk

The Company’s sales are primarily denominated in the domestic currency of our customers. As certain manufacturing sites are located in different countries, a portion of our costs are also denominated in foreign currencies. Therefore, the Company is exposed to foreign currency risk on our commercial transactions.

The policy of the Company is to hedge our foreign currency exposure on our firm and anticipated purchases and sales commitments that are denominated in currencies other than our subsidiaries’ functional currencies, for periods commensurate with our known or forecasted transactions.

These contracts generally mature within twelve months. In order to achieve this objective, the Company uses foreign currency derivative instruments, by entering into foreign exchange forward contracts and by purchasing or selling foreign exchange option contracts. No option is sold except where there is a corresponding option purchased by the Company. This combination strategy reduces the cost of hedging without creating any speculative positions. These derivative instruments are traded “over the counter’’ with major financial institutions. All hedging instruments are allocated to underlying transactions.

In addition, because we have subsidiaries that present their financial statements in a currency different from euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. All exchange differences resulting from translating those financial statements into our reporting currency, the euro, are classified as translation difference in our consolidated equity. We do not hedge our equity exposure arising from net investments in foreign entities.

     Interest rate risk

The Company considers it is not significantly exposed to interest rate risk fluctuations. Consequently, we have not entered into any derivative contract to hedge interest rate risk. However, the Company is facing re-investment risk: when interest rates are increasing (decreasing), interest income is increasing (respectively decreasing). This risk remains un-hedged.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

Part II — Other Information

Item 1.     Legal proceedings

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Our management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Item 2.     Changes in securities

Not applicable

Item 3.     Default upon senior securities

Not applicable

Item 4.     Submission of Matters to a Vote of Security Holders

Not applicable

Item 5.     Other Information

Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2004.

Item 6.     Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

     A report on Form 6-K was filed in April 2004 reporting our press release dated April 27, 2004, on our results of operations for the first quarter results for 2004.

     A report on Form 6-K was filed in August 2004 reporting our press release dated July 28, 2004, on our results of operations for the second quarter results for 2004.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended March 31, 2004

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: August 27, 2004
	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer